Exhibit D-10
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STATE OF MAINE
PUBLIC UTILITIES COMMISSION                                 Docket No. 2000-322

                                                            June 30, 2000

NORTHERN UTILITIES, INC.,                                   ORDER
Request for Approval of Reorganization
(Merger and Related Transactions)

               Welch, Chairman; Nugent and Diamond, Commissioners

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I.        SUMMARY OF ORDER

          We approve the reorganization of Northern Utilities, Inc. (Northern) involving the merger of its corporate parent, NiSource, Inc. (NiSource), with Columbia Energy Group (Columbia), subject to the conditions described in this order.

          We also direct Staff to recommend an appropriate penalty for Northern's failure to comply with our order in Docket No. 98-216 or to request modification of that order. Finally, within one year, we will determine whether to open an investigation into whether Northern's service monitoring criteria are adequate and whether any service quality assurance mechanisms or penalties should be imposed.

II.       BACKGROUND

          A.   Corporate Affiliations
               ----------------------

               This reorganization involves the merger of Northern's corporate parent, NiSource, an Indiana corporation that is exempt from most provisions of the Public Utility Holding Company Act of 1935 as amended, and Columbia, a registered public utility holding company that owns no public utilities within Maine. NiSource wholly-owns Bay State Gas Company (BSG), a Massachusetts natural gas distribution company, which wholly owns Northern, making these entities affiliates pursuant to 35-A M.R.S.A. ss. 707. In addition, NiSource owns 19.06 percent of Portland Natural Gas Transmission System (PNGTS), an interstate pipeline regulated by the Federal Energy Regulatory Commission (FERC). PNGTS is an affiliate of Northern pursuant to 35-A M.R.S.A. ss.ss. 102 and 707.

               NiSource is also the parent company of two utilities providing gas service in Indiana, Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, and one utility that provides both gas and electric service in Indiana, Northern Indiana Public Service Company (NIPSCO).


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ORDER                                 -2-                    Docket No. 2000-322
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               Columbia is a Delaware corporation subject to the regulatory requirements of the Public Utility Holding Company Act (PUHCA). Columbia's subsidiaries are engaged comprehensively in the natural gas business, including exploration and production, transmission, storage, and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. These subsidiaries provide gas utility service in Kentucky, Maryland, Ohio, Pennsylvania, and Virginia. Columbia also owns a 10 percent interest in the CEC Rumford Cogeneration Plant in Maine.1 Columbia reportedly also owns two unregulated business ventures, LewBgas in Lewiston and Farmington and a facility in Oxford.2

          B.   Procedural History
               ------------------

               Northern filed a petition on April 10, 2000 requesting approval of a proposed reorganization pursuant to 35-A M.R.S.A. ss. 708. Additionally, if required, Northern requests approval pursuant to 35-A M.R.S.A. ss.ss. 1101(3) and 1103(1). Northern also requested that the Commission exempt PNGTS from any provisions of the Maine statutes that might apply with respect to this merger because of FERC jurisdiction. Finally, Northern requested expeditious approval of its petition, by June 1, 2000 if possible.

               On April 14, 2000, the Commission issued a Notice of Proceeding to the service lists in Northern's last merger proceeding and in its recent rate design case and published notice in newspapers of general circulation in areas Northern is serving. Also on that date, Northern prefiled the testimony of Mark
T. Maassel, Vice President, Regulatory and Government Policy for NiSource, and a copy of the Agreement and Plan of Merger for the proposed NiSource/Columbia merger.

               The Office of the Public Advocate (OPA) filed a petition to intervene, and Maine Natural Gas, L.L.C. (MNG) filed a petition for limited intervention. The Hearing Examiner granted both petitions, the latter over Northern's objection, on May 11, 2000.

               The Hearing Examiner granted confidential treatment to competitively sensitive information, such as presentations to bond rating agencies or equity analysts, estimated tax effects, and financial analyses of the merger prepared by NiSource and its legal and financial advisors. See


------------------------
1 This plant is defined to be an "excluded electric plant," not a public utility, under Maine law.

2 This is based on information published in the Lewiston Sun Journal on 6/3/2000.


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ORDER                                 -3-                    Docket No. 2000-322
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(Temporary) Protective Order Nos. 1 and 2 dated May 19, 2000 and June 2, 2000 respectively.

               Parties and Advisory Staff conducted discovery at a technical conference on May 22 on the following company witnesses: Mark T. Maassel, Vice President, Regulatory and Government Policy, NiSource; Thomas Sherman, Chief Financial Officer, Bay State Gas Company; Scott MacDonald, Vice President; Finance and Strategy, Bay State Gas Company; Rick Cencini, Vice President, Regulatory Affairs, Northern; Dan Cote, Vice President, Operations, Northern; and David Deans, Regulatory Policy Specialist, Northern.

               On May 31, the OPA and Northern filed comments on what further process would be necessary in this proceeding.

               The Advisory Staff held a second technical conference on June 2 at which company witnesses Dan Cote, Rick Cencini, and Thomas Sherman were present. Mark Maassel participated as a witness by telephone, as did Marie Walker and Bob Barnes, Customer Service managers for BSG and Northern. In addition to further discovery, parties discussed possible conditions for approval of the merger and the schedule for the remainder of the proceeding.

               Northern filed proposed conditions for the merger on June 8. OPA filed responsive comments on June 9. The Hearing Examiner held a conference of counsel on June 12 to indicate the remaining conditions that Advisory Staff would recommend to the Commission and to establish the final process for presenting this matter for decision. The parties waived their right to a written Examiner's Report and were allowed until close of business on June 14 to indicate any further concerns with the Advisory Staff's proposed conditions. Northern filed proposed modifications for some of Staff's proposed conditions that it characterized as largely non-substantive. OPA filed a letter urging us to open a proceeding to establish service quality benchmarks for Northern as a condition of merger approval.

          C.   Description of Proposed Merger
               ------------------------------

               The Company's petition indicated that the proposed merger could have been consummated using either of two possible structures. NiSource referred to these as the "Preferred" and "Alternative" structures. On June 1 NiSource shareholders elected to approve the merger agreement as proposed by management, thereby selecting the "preferred" structure. On June 2 Columbia shareholders also approved the merger under the preferred structure. The preferred structure will result in the creation of a new holding company ("New NiSource") that will be the parent entity for all existing NiSource and Columbia operating companies. It is expected that New NiSource will be registered as a public utility holding


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ORDER                                 -4-                    Docket No. 2000-322
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company under PUHCA. The Maine operation will be only a small fraction of the merged corporation, approximately 0.6% of total revenues.

               Current NiSource shareholders will receive one common share of New NiSource for each existing common share. Individual Columbia shareholders may choose between two options. The first option allows each common share of Columbia stock to be converted into $70.00 cash plus a New NiSource SAIL instrument with a face value of $2.60. A SAIL instrument consists of a zero-coupon debt security and a forward equity contract, which is similar to a long-term stock option. The second option allows Columbia shareholders to receive up to 4.4848 shares of New NiSource common stock calculated by dividing $74.00 by the average share price of existing NiSource stock for the 30 consecutive trading days ending two trading days prior to closing. This option is subject to three limitations. First, because Columbia shareholders cannot receive more 4.4848 New NiSource common shares for each Columbia common share it is possible that Columbia shareholders could receive less than $74.00 for each existing Columbia share. This occurs if the price of existing NiSource common shares drops below $16.50 per share.3 For example, if the market price for existing NiSource shares fell to $15.00 per share, Columbia shareholders would receive only $67.27 for each Columbia share ($15 x 4.4848 shares.)

               Second, the exchange of Columbia common shares for New NiSource shares is limited to a maximum of 30% of Columbia's outstanding common shares. If more than 30% of the outstanding common shares are tendered for exchange by Columbia shareholders, they will all receive a prorated amount, with the remainder being paid in cash and SAILs. Finally, if Columbia shareholders as a group do not make New NiSource stock elections for at least 10% of the outstanding shares, all Columbia shares will be exchanged for cash and SAILs as described above. Columbia's shareholders are not required to make their elections until two business days before the scheduled closing date.

               The petition states that the "merger will provide new strategic and operational opportunities to NiSource through its ownership of a significantly larger and more diverse group of operating energy companies," comprising both regulated and unregulated ventures. Northern further represents that the merger will not result in any change in the current ownership and control of Northern, any changes in the management of Northern or Bay State, or have any material impact on the local operations of Northern. In particular, Northern asserts that the merger will not cause its rates for service to increase or cause any acquisition premium to be allocated to Northern.


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3  NiSource's closing price on June 12, 2000 was $18.0625. Its 52-week high was
$27.625 (in June 1999) and its 52-week low was 12.875 (in March 2000).


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ORDER                                 -5-                    Docket No. 2000-322
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               The Company asserts that operational savings are not the primary reason for the NiSource/Columbia merger. Rather, Northern claims that the merger will provide a number of affirmative ratepayer benefits including the acquisition by Northern's parent company of significant assets that will better enable to Northern to serve the needs of its customers. Specifically, it states that "the merger will provide the opportunity for Northern's ratepayers to realize certain long-term advantages through the efficient use of combined pipeline and storage assets of its parent company, plus the ability to best use natural gas supplies across time, weather, and geography." Petition at 5. In addition, Northern asserts that the merger will facilitate the provision of new products and services to Northern's customers, will enhance Northern's efforts to maintain operational excellence through technological improvements, process enhancements, and effective cost management. Id.

III.      LEGAL STANDARDS

          The proposed merger constitutes a reorganization pursuant to 35-A M.R.S.A. 708 and thus requires Commission approval. Under this section, the Commission may approve a reorganization only if the applicant establishes that approval is consistent with the interests of a utility's ratepayers and investors.

          The Commission has previously found that the approval requirements of section 708 are met if the rates or services to customers of the former utility will not be adversely affected by the transaction, See e.g., Consumers Maine Water Co., Request for Approval of Reorganization Due to Merger with Philadelphia Suburban Corp., Docket No. 98-648 (Jan. 12, 1999); New England Telephone & Telegraph Company and NYNEX Corp., Reorganization Intended to Effect the Merger with Bell Atlantic, Docket No. 96-388 (Feb. 6, 1997); Bangor Hydro-Electric Company and Stonington and Deer Isle Power Company, Joint Application to Merge Property, Franchises and Permits and for Authority to Discontinue Service, Docket No. 87-109, Order Approving Stipulation and Merger (Nov. 10, 1987); and Greenville, Millinocket and Skowhegan Water Company, Joint Application to Sell Utility Property to Wanakah Water Company and to Discontinue Service, Docket No. 92-250, Order Approving Stipulation (Dec. 15, 1992). Thus, the merger should be approved if the total benefits flowing from the merger are equal to or greater than the detriments or risks resulting from the transaction for both ratepayers and shareholders. See Bell Atlantic at 8. The burden of proof is on the applicant to make this showing. 35-A M.R.S.A. 708(2) (no reorganization may be approved unless it is established by the applicant that the reorganization is consistent with the interests of ratepayers and investors).

          Given these standards, we must review the evidence presented by the petitioners and the other parties and determine whether the benefits of the merger put forth by the petitioners are at least equal to any likely risks, to


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ORDER                                 -6-                    Docket No. 2000-322
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ensure no harm to ratepayers and shareholders. Furthermore, section 708 provides that if we grant approval, we shall impose such conditions as "are necessary to protect the interests of ratepayers." Thus, in weighing the risks, it is appropriate for us to consider the mitigating effects of any such conditions. Finally, because their right to vote to approve the merger protects shareholders, we will review the impact of the reorganization only on ratepayers.

V.        ISSUES AND ANALYSIS

          Four areas of concern were raised at the technical conferences in this case: 1) the degree of financial risk associated with the merger and the potential adverse impacts on Northern of that financial risk; 2) the possibility that the merger could lead to diminished service for Northern's customers; 3) the possibility that the merger could result in lower system maintenance expenditures for Northern; and 4) the level of management services charges assessed to Northern by the other members of the NiSource corporate family under the new corporate structure.

          A.   Financial Risk
               --------------

               The Wall Street analysts that have evaluated the merger focus on the fact that it will be financed through issuance of between $3 and $6 billion in new debt, creating a significantly more leveraged combined company.4 In fact, Standard & Poor's (S&P) predicted that if the merger is completed, Columbia's current BBB+ credit ratings could be lowered. See Standard & Poor's Utilities and Perspectives, June 5, 2000 at 5 ("Unfavorable regulatory events").5

               The exact amount of new debt, and thus the degree of financial leverage for New NiSource, depends on the proportion of existing Columbia shareholders who opt for cash rather than a share exchange, and, to a lesser degree, NiSource's ability generate cash by selling off certain assets. The merger prospectus states that if 30% of outstanding Columbia shares are exchanged for New NiSource shares, and if NiSource is able to raise $900 million through the sale of assets, then New NiSource will have a capital structure of 28.5% common equity and 66.3% debt (with the remainder in SAILs, preferred stock and other hybrid securities). This highly leveraged capital structure is also the most optimistic outcome anticipated by NiSource.


------------------------
4 In its response to Staff Data Request No. 1-17, Northern provided numerous reports from equity and bond rating agencies regarding the NiSource/Columbia merger.

5 S&P also seems to hold a dim view of the Ohio Public Utilities Commission's statement to the SEC that the proposed merger would have no effect on its ability to protect the interests of Ohio ratepayers, reporting it as an "unfavorable regulatory event." Id.
                                --


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ORDER                                 -7-                    Docket No. 2000-322
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The worst-case outcome, where no Columbia shares are exchanged for New NiSource shares and NiSource is unable to sell any of its assets, results in a capital structure of approximately 11.3% common equity and 83.9% debt (with the remainder in SAILs, preferred stock and other hybrid securities).

               At the technical conference, Northern asserted that the worst-case outcome was unlikely and that it expected that at least 30% of Columbia shares would be exchanged for NiSource stock. Mr. Maassel, on behalf of Northern, testified that a large portion of the existing NiSource and Columbia shares are held by institutional investors and that a number of those investors have indicated a preference for NiSource stock because that option would allow deferral of the income taxes which would be payable if they opted for a cash payment.

               High levels of financial leverage raise two concerns. First, as indicated by S&P, high levels of debt will likely lead to lower bond ratings and, by extension, higher borrowing costs and/or difficulties in accessing capital markets. High financial leverage can also result in weaker cash flow, lower levels of interest coverage and, a reduced capacity to withstand unforeseen contingencies. Offsetting this, NiSource maintains that it will be able to achieve operating cost savings and revenue enhancements of $98 million in the first full year after the merger, rising to $185 million in the fifth year. If for any reason these savings are not obtained, NiSource could face additional financial stress.

               Furthermore, we note that although Mr. Maassel testified that a number of Columbia's institutional investors would opt for NiSource stock even if the price dropped below $16.50, he could not predict how far the price would have to drop before significant numbers of investors switched to opting for the cash payment. Undoubtedly, there is some price at which investors' interest in NiSource stock would drop below the 10% threshold. Consequently, Mr. Maassel's observation does not ensure that the worst-case scenario would not occur.

               One possible consequence for a highly leveraged, financially stressed holding company could be increased pressure to reduce the capital and operating budgets of Northern (as well as other utility subsidiaries) below reasonable levels, resulting in inadequate service. While we recognize that such problems represent risks, rather than certainties, we must consider whether it is necessary to require certain conditions to protect Northern's Maine customers.

               While we might simply approve this reorganization subject to the requirement that NiSource maintain a minimum equity level of 28.5% at the consolidated parent level to ensure at least that degree of financial security, we recognize that this would be impractical given the complexities it would present for this transaction. The Company asserts that such a condition


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ORDER                                 -8-                    Docket No. 2000-322
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would be "a deal breaker" in that the SEC might not look favorably on this contingency. Northern also argued that such a condition could exceed our regulatory jurisdiction. Moreover, while it is not a certainty, Northern has represented that it expects the SEC to impose substantially the same requirement as part of its own approval process. Finally, Mr. Maassel has testified that NiSource would not pay any common dividends if its common equity ratio falls below 28.5%.

               Q. How critical is your ability to find one to 200 million dollars in revenue enhancements and cost savings to get back down to -- to get up to a 30% equity level?

               A. To get to the equity, I don't think that it's particularly critical. The commitment that we have made is that we will be there and will make that to the SEC, we've made it to the rating agencies. There is no doubt we're going to have to be at 30%. So, what you're asking me is given my choice between paying a dividend to the shareholder and getting to 30% equity ratio, I have no choice. We've got to get to the 30% equity ratio. To the extent we fall short, then, on getting the synergies, it comes out of the shareholder pocket.

Tr. A at 103-104.

               OPA urged us to carefully review the need for financial conditions and deferred to our Staff's proposed conditions.

               In summary, we have two concerns. The first is that at best, New NiSource will be a heavily leveraged company that could be forced to impose higher costs on its operating subsidiaries, perhaps forcing them to provide lower quality of service to their customers. The second is that the degree of leverage would become extremely high if few or no Columbia shareholders opt for NiSource shares in lieu of cash, which will depend largely on the price of NiSource stock shortly before the merger is finalized. While NiSource may well be able to attain its best-case common equity ratio at closing, there is no certainty that it will be able to do so. Consequently, we conclude that it is necessary to impose conditions that are adequate to protect Maine ratepayers from any adverse effects of high financial leverage at the parent level.

               These conditions are as follows:

               1. If the new parent corporation's bond rating drops below investment grade, the Commission may open an investigation to determine whether it is necessary to modify Northern's capital structure, to restrict dividends, or to take any other steps that it deems are


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ORDER                                 -9-                    Docket No. 2000-322
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warranted to protect Northern and its ratepayers from adverse financial or operational effects of the NiSource/Columbia merger;6

               2. Northern is required to maintain a capital structure that includes a minimum common equity component of 40% (including short-term debt, current maturities of long-term debt, and capital leases). Common equity shall be defined as reflected in the PUC annual report, and compliance will be determined by the lesser of the average common equity ratio for the year or the common equity ratio at fiscal year end. This requirement shall remain in effect for five years from the date the merger is consummated unless modified by order of the Commission;

               3. In lieu of prescribed restrictions on Northern's dividend policy, we require Northern to notify the Commission within 30 days if it pays a dividend to the Public Utility Holding Company (NiSource) or to any other affiliate that is more than 100% of income available for common dividends, calculated on a 2-year rolling average basis beginning with the first quarter following the closing of the merger. This notice should inform the Commission of Northern's financial condition and provide justification for the dividend payment. The Commission reserves the right in the future, should financial circumstances warrant, to impose limitations on the dividend policy of Northern, the regulated local distribution company;

               4. In recognition of the fact that Northern and Bay State Gas Company (which wholly owns Northern) function as an integrated borrowing unit and to protect Northern against adverse impacts of this reorganization, the Commission may impute a bond rating to Northern equivalent to Bay State Gas Company's current Standard & Poors (S&P) bond rating (which is A) in any future rate case or other investigation for Northern, unless the Commission determines that the change in bond rating does not result from the merger.7 This provision shall remain in effect for five years from the date the merger is consummated unless modified by order of the Commission; and

               5. Northern shall provide the Commission with copies of any filings to the Securities and Exchange Commission (SEC) made by or related to Northern, and any waiver requests made by NiSource or Bay State Gas Company.


------------------------
6 We reject Northern's suggestion to modify this provision to require the bond rating to drop below investment grade for a period of six months because it is unnecessarily restrictive. Moreover, ratings changes by their nature lag the course of events. Finally, a drop in bond rating provides a precondition for regulatory action but does not compel it. We will use our discretion to determine when action is warranted.

7  The utility has the burden of proof on this point.


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ORDER                                 -10-                   Docket No. 2000-322
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               Finally, we note that we have not incorporated Northern's
suggested language stipulating that our actions under these conditions will be "subject to Northern's substantive and procedural rights under all applicable provisions of law" because nothing we would (or could) do by this Order would have the effect of foreclosing Northern from pursuing its lawful rights.

          B.   State Regulatory Issues
               -----------------------

               1.   Corporate Structure
                    -------------------

               Two years ago, we approved a reorganization for Northern that involved the merger of Northern's corporate parent, Bay State Gas Company, with NIPSCO Industries, Inc. (NIPSCO).8 Northern Utilities, Inc., Request for Approval of Reorganization - Merger with NIPSCO Industries, Docket No. 98-216, Order Approving Stipulation and Merger (June 12, 1998). We approved alternate merger plans, one in which Northern would exist as a direct subsidiary of NIPSCO and one in which both Bay State and Northern would be merged into NIPSCO's largest public utility subsidiary, Northern Indiana, to operate as separate divisions.9

               When the instant reorganization petition was filed, the Commission learned that Northern had remained a subsidiary of Bay State, and had not been reorganized as a direct subsidiary of NiSource. Bay State exists directly under NiSource in the corporate structure. Thus, Northern has two layers above it in the corporate structure, rather than one as was originally proposed by Northern and approved by us in Docket No. 98-216.

               This circumstance causes two concerns. First, Northern, Bay State, and NiSource did not carry out the reorganization that was represented to us and which we approved, nor did they seek modification of our Order to allow for the current structure. This constitutes a failure both to comply with our Order and to bring their proposed modification before us. We cannot simply overlook failures by public utilities to comply with Maine law. It is incumbent upon us to enforce our orders and to uphold the statutory requirements for utilities. Chapter 15 of Title 35-A, the laws governing our regulation of public utilities, establishes that acts, omissions, and failures of public utilities to


------------------------
8 NIPSCO stands for Northern Indiana Public Service Company. NIPSCO Industries, Inc. was an Indiana corporation owning all of the common stock of several regulated and unregulated subsidiaries, exempt from most provisions of the Public Utility Holding Company Act of 1935 as amended. This corporate family is now called NiSource.

9 Northern Indiana was a public utility operating company supplying natural gas and electric energy to the public.


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ORDER                                 -11-                   Docket No. 2000-322
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comply with lawful requirements or orders of the commission are subject to civil penalties. We find that violations have occurred but reserve the question of what sanction is warranted pending further review of the matter.

               We direct our Staff to present the range of possible penalties that we may impose and to recommend an appropriate penalty for the Company for these actions.

               Second, because we did not consider the present corporate structure in the prior reorganization docket, we have not determined whether it is consistent with the interests of Northern's ratepayers and investors, as required by statute. We are concerned that the layered corporate structure may unreasonably increase the number of management service charges that are levied upon Northern. We are also concerned that the more complicated corporate structure may limit our ability to effectively assess and limit costs passed down to Northern from multiple parents, especially where those parents are not within our regulatory jurisdiction.

               The Company states that the reason Northern was not established as a separate subsidiary of NiSource was that the Company subsequently discovered that there would be adverse tax consequences of doing so. It determined that the benefits of setting up Northern as originally proposed do not outweigh the adverse tax impacts. The Company argues that this structure retains the historic corporate relationship between Northern and Bay State and reflects their combined operational and managerial natures. In that regard, they argue that keeping Northern in its position as a subsidiary of Bay State is in the interests of Northern's ratepayers and shareholders.

               Our review of this aspect of the NiSource family corporate structure has been limited by Northern's request for an expeditious disposition of the present reorganization involving primarily the NiSource/Columbia merger. The Company's failure to report to us that it did not reorganize as it had proposed and the reasons for changing its approach is troublesome. It is difficult to make a final determination about the current corporate structure in the context of an expeditious review of this reorganization. However, while we might prefer to reserve judgment on the matter to a later time when we have had an opportunity to gather better information on it, the statute directs that proposed reorganizations be reviewed and approved to be effective. Thus, we will address the matter herein.

               On the basis of the limited record before us, this corporate structure does not appear inconsistent with the interests of ratepayers or shareholders. In fact, Northern's management and operation is, and has long been, integrally connected with that of Bay State. The primary difference is that Northern now has a second corporate layer above it. We are concerned that corporate layering could lead to excessive management service charges upon the


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ORDER                                 -12-                   Docket No. 2000-322
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utility subsidiary. We believe, however, that we can establish protective conditions in this order that will work to protect ratepayers against the possible adverse consequences of this layered corporate structure. These conditions involve our authority to review and disallow management service fees if we determine them to be unreasonable, as more fully explained in the next section of this order. Further, Northern has indicated that it will file revised management service contracts for our review and approval within the next year. Northern also asserts that all management service transactions to date are in accordance with Chapter 820 of our rules because services between affiliates are billed at cost.10

               Finally, our approval of the current corporate structure is explicitly subject to later revision if upon further information and review we determine that it is warranted. We reserve our authority to require Northern to conform to the corporate structure that we approved in Docket No. 98-216 should we determine it to be warranted.

               2.   Management Service Contracts and Charges
                    ----------------------------------------

               We impose conditions on our approval of the current structure because this structure could obscure or obstruct our review of the reasonableness of management service charges between Northern and its affiliates.

               Specifically, we require that the Company request acknowledgement in any SEC order approving the NiSource/Columbia merger that the Maine Commission intends to retain the right to review, and to disallow, as warranted, any service charges rendered by or to Northern in the NiSource corporate system that may be subject to recovery in rates. The Company has agreed to make this request of the SEC and has agreed to waive any claim or defense that the Commission's jurisdiction over affiliate transactions (as defined by Maine law) and the Commission's rate-making authority, as it relates to cost allocations among affiliates, is preempted by PUHCA or any other federal statute. These are protections that we have previously ordered in reorganizations involving multi-jurisdictional corporate structures. See CMP Group, Inc. et al, Request for Approval of Affiliated Interest Transactions, Docket No. 99-411, Order (Jan. 4, 2000) (Energy East) at 26-27.

               Moreover, Northern and its affiliates acknowledge and agree that any future management service contracts between Northern and any affiliate must comply with all applicable provisions of law, including Chapter 820 of the Commission's regulations.


------------------------
10 We have not had sufficient opportunity to confirm Northern's assertion here and will reserve that judgment for a future case.


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ORDER                                 -13-                   Docket No. 2000-322
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               With these conditions, we see no reason at this time to require that Northern be established as a separate subsidiary of NiSource as was initially proposed and approved in Docket No. 98-216.

               3.   Access to Books and Records
                    ---------------------------

               As with similar reorganizations we have approved, we condition our approval of this reorganization on having access to the books and records of NiSource and all of its affiliates whose activities relate to, or in any way impact, the operations, costs or revenues of Northern in Maine, to the same extent as the Commission has authority to obtain such information from a utility pursuant to 35-A M.R.S.A. ss. 112. See Energy East at 26-27. See also, Bell Atlantic Maine, Notice of Merger with GTE Corp., Docket No. 98-808, (Dec. 2,
1999). The determination of whether the affiliates' activities relate to or in anyway impact the operation, costs or revenues of Northern will be in the sole discretion of the Commission. This condition will allow us to monitor activities and to determine whether any improper affiliate transactions or other abuses are occurring.

               The NiSource affiliates must provide this access in a reasonable and timely manner. At the Commission's request, this access must be available in Maine. Detailed information pertaining to any proposed transaction impacting Northern must be available to us.

               4.   Operational Safeguards
                    ----------------------

               The system operation and maintenance and service quality of a public utility can suffer when cash that would otherwise be dedicated to these aspects of the business is diverted to a parent or when capital is depleted. To hedge against such potential adverse impacts that could result from this merger, we require the following maintenance and service reporting requirements as conditions of our approval.

               a.   System Maintenance
                    ------------------

                    System maintenance is integral to the provision of safe and adequate service. Commissions sometimes order utilities to maintain a particular annual system maintenance spending level in an attempt to ensure that adequate maintenance will continue into the future. We have rejected spending targets and recognize that such an approach can create a perverse incentive for the utility that is ordered to spend those dollars within the allotted time. See Energy East at 25.

                    We do not wish to see ratepayer funds needlessly spent so will not impose such a condition on Northern. Instead, we will require Northern to work with our Gas Safety Inspector to assess the condition of certain vulnerable parts of its system, and to develop and implement a reasonable program for needed replacements.

ORDER                                 -14-                   Docket No. 2000-322
--------------------------------------------------------------------------------


                    In particular, we require Northern to evaluate the condition of its bare steel and small diameter (under 8 inches) cast iron pipes. Bare steel pipe and small diameter cast iron pipes are components of natural gas pipeline systems that are susceptible to deterioration over time. These materials, installed years ago, prior to Northern's ownership and during the age of manufactured gas systems, generally are targeted for replacement with newer, more recommended materials. For the last several years, Northern has replaced these materials when necessary or convenient. We wish to determine whether that program is sufficient; it would be wise to assess these facilities to determine their condition.

                    To ensure that this program does not suffer from lack of attention or diverted funds, we require this evaluation as a condition of this reorganization. Following the analysis, Northern shall work with our Safety Inspector to develop a reasonable program to replace bare steel and small diameter (under 8 inches) cast iron facilities as safety and prudence dictate. Disagreements with respect to the reasonable terms of such a replacement and maintenance program and of reporting requirements shall be presented to the Commission for resolution.11

               b.   Customer Service Quality
                    ------------------------

                    Customer service quality can also suffer when utility funds are short or when management's interest in this aspect of a utility subsidiary is diluted after a merger. In Bell Atlantic-Maine Notice of Merger with GTE Corporation, Docket-No. 98-808, Order on Reconsideration (Aug. 25, 1999) (noting decline in quality of service and management attention), we observed that service quality may deteriorate when a Maine utility becomes part of a larger, multi-state firm. Such a decline is unacceptable and we will guard against it.

                    In other reorganizations, we have implemented service standards and related penalties to assure that customer service quality is maintained. See Energy East at 13, 24-25. In Energy East, we extended service quality benchmarks post-merger. Here, we have no pre-developed service quality parameters. The short time frame of this case does not allow their development.

                    We will, then, require Northern to provide to us all historic records in its possession for the service quality criteria listed below, and to report to us on these criteria annually thereafter beginning with


------------------------
11 We have incorporated some of Northern's comments filed June 14, 2000 on this issue but we decline to adopt them in full.

ORDER                                 -15-                   Docket No. 2000-322
--------------------------------------------------------------------------------


2000.12 We will act as necessary should we find that service quality is inadequate.

                    Northern shall report annually to the Commission, on a percentage basis, for the Maine division, the following measures as overall indicators of service quality:

          1) "Service appointments completed on the scheduled day," indicates how often Northern has made a service or meter call on the same day as the appointment was scheduled with the customer.

          2) "PUC complaints per 1000 customers" indicates the number of Northern Maine division customer complaint cases per 1000 residential customers that have been filed with the Commission.

          3) "Lost time incidents per 100 employees," a standard OSHA safety measure, indicates the number of workplace accidents that resulted in lost work time per 100 employees.

          4) "One hour responses to odor calls" indicates how often Northern has responded within one hour to a telephone call to the Company reporting a gas leak or odor.13

          5) "Main and service damage not the fault of third parties" indicates how often mains and services are damaged by a third party as a result of incorrect locating by Northern or its agents, rather than due to the fault of the third party (such as when an excavator damages correctly-marked facilities or fails to notify Dig Safe before commencing work).

          6) "Actual on-cycle meter reads" indicates how often Northern records the actual reading of customer meters within the scheduled grouping of meters, instead of estimating customers' consumption.

          7) "Telephone response time for billing and service calls" indicates how often the Company answers customer calls for billing and service-related requests within 30 seconds after the call enters the queue.14


------------------------
12 The Company testified that it has approximately two to three years of data on most of these service quality criteria.

13 This should be expressed as a percentage using as a denominator the total number of calls reporting a gas odor or leak annually.

14 Due to consolidated call center operations, measures 7 and 8 will be reported on a Company-wide basis (includes Northern's Maine and New Hampshire Divisions as well as Bay State Gas Company).

ORDER                                 -16-                   Docket No. 2000-322
--------------------------------------------------------------------------------


          8) "Telephone response time for emergency calls" indicates how often the Company answers customer calls into the emergency leak line within 30 seconds after the call enters the queue.

                    Any change in reporting criteria must be approved by the Director of the Consumer Assistance Division, provided that any issues that cannot be resolved will be presented to the Commission for resolution. At the end of five years, Northern may petition the Commission to remove this service criteria reporting requirement.

                    We recognize that this reporting requirement does not provide assurance that service to Northern's customers will be adequate. We do not have an adequate record in this case to determine whether these particular criteria provide sufficient information to comprehensively monitor Northern's service quality. Further, we are aware that Northern has been experiencing billing and call center service problems in recent months.

                    Consequently, within one year of the date of this order we will determine whether to open an investigation to review the adequacy of Northern's service quality reporting criteria and to determine whether we should adopt any mechanisms, programs, standards, or penalties to ensure that Northern provides adequate service quality to its customers. Consistent with our general authority, in the event that Northern's service quality is inadequate, we will order an appropriate remedy, one that could include financial directives or instituting a performance based regulatory mechanism.

               5.   Exemption
                    ---------

               Northern requested that we exempt PNGTS, also an affiliate, from the review and approval requirements of Maine law. While we do not have authority to waive a statutory requirement, the statute allows us to exempt reorganizations by rule or order. We have reviewed the transaction for its impact on the local distribution utility subject to regulation in Maine and have conditioned our approval to protect the interests of ratepayers. Because the NiSource/Columbia transaction is also subject to the review and approval of FERC, the agency with direct jurisdiction over PNGTS as an interstate facility, we exempt PNGTS from state review in this instance.

               Finally, to the extent 35-A M.R.S.A. ss.ss.1101(3) and 1103(1) are applicable to this transaction, we give our approval.

ORDER                                 -17-                   Docket No. 2000-322
--------------------------------------------------------------------------------


Accordingly, we

                                    O R D E R

          1. That Northern Utilities, Inc.'s proposed reorganization involving the merger of NiSource, Inc. and Columbia Energy Group is approved pursuant to 35-A M.R.S.A. ss.ss.708, 1101(3), and 1103(1), subject to the financial and operational conditions established in this Order;

          2. That Staff shall recommend a penalty for Northern for its failure to comply with our Order in Docket No. 98-216 dated June 12, 1998 or to propose a modification of that Order, for our consideration; and

          3. That within one year, we will determine whether to open an investigation on the adequacy of Northern's customer service monitoring criteria and on what measures or programs we may adopt to ensure that the service Northern provides its customers is adequate.

              Dated at Augusta, Maine, this 30th day of June, 2000.

                           BY ORDER OF THE COMMISSION

                              /s/ Dennis L. Keschl
                    -----------------------------------------
                                Dennis L. Keschl
                             Administrative Director

COMMISSIONERS VOTING FOR:          Welch
                                   Nugent
                                   Diamond

ORDER                                 -18-                   Docket No. 2000-322
--------------------------------------------------------------------------------


                      NOTICE OF RIGHTS TO REVIEW OR APPEAL

          5 M.R.S.A. ss. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

          1.   Reconsideration of the Commission's Order may be requested under
               ---------------
          Section 1004 of the Commission's Rules of Practice and Procedure (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

          2.   Appeal of a final decision of the Commission may be taken to the
               --------------------------
          Law Court by filing, within 30 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. ss. 1320(1)-(4) and the Maine Rules of Civil Procedure, Rule 73, et seq.

          3.   Additional court review of constitutional issues or issues
               -----------------------
          involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A.ss. 1320(5).

Note:     The attachment of this Notice to a document does not indicate
---- the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.